Exhibit 99.1

Itamar Medical Announces Appointment of Shane Brown as President – U.S.

CAESAREA, Israel, October 19, 2020 -- Itamar Medical Ltd. (NASDAQ and TASE: ITMR), a leading medical device and digital health company focused on the diagnosis of sleep apnea and other respiratory sleep disorders, today announced that Shane Brown has been appointed President – U.S., effective immediately. In the new role, Mr. Brown will oversee commercial strategy and execution in the U.S. as the Company plans to further accelerate its investment in penetration of the U.S. market.

“We are delighted to welcome Shane to the Itamar leadership team,” stated Gilad Glick, President and Chief Executive Officer of Itamar Medical. “Itamar’s recent growth has largely been driven by strength in our U.S. core sleep business, as sleep centers continue to adopt our WatchPAT™ ONE product. We’re confident that Shane’s rich experience and success in growing commercial organizations in the cardiology medical technology sector will provide us with further leverage and focus as we seek to expand our reach to the estimated 54 - 60 million adults living in the U.S. suffering from sleep apnea.”

Mr. Brown brings more than 20 years of U.S.-based commercial experience, as he has led several efforts of early adoption of emerging therapies in the medical device, digital health and medtech markets. Most recently, Mr. Brown served as Vice President, Enterprise Accounts at Abbott Laboratories. Previously, he held several executive-level sales positions with Abbott which he joined through the acquisition of Topera Medical, an AFib Imaging company, where he led US sales efforts, as well as a range of management positions at St. Jude Medical prior to its acquisition by Abbott Laboratories. Earlier in his career, Mr. Brown was with AngioDynamics, a leading provider of minimally invasive medical devices used for vascular access.

“The opportunity to join the Itamar team as they further penetrate the sleep apnea testing market in the U.S. and lead the integration of sleep apnea management to AFib patients’ care pathway was something I could not pass up. I look forward to leveraging my cardiology and AFib background as Itamar explores new ways to diagnose and treat the large and undiagnosed U.S. patient population suffering from sleep apnea,” stated Mr. Brown.

Mr. Brown holds a BA in Speech Communication from Miami University.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the US, Japan, and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss further accelerating our investment in penetration to the US market, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by us in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including our latest Annual Report on Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Itamar Medical Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer

Phone: +972-4-617-7700

bshy@itamar-medical.com

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo or Caroline Paul

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com